November 22, 2016

John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Kokos Group Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 27, 2016 File No. 333-214276

Dear Mr. Reynolds;

In response to your letter dated November 18, 2016 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Kokos Group Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 18, 2016 letter in italicized text immediately before our response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Sections 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Written communications will be the Prospectus only. There will be no other form of written communications presented to potential investors.

Cover page

2.	We note your reference to the safe harbor from broker-dealer registration set out in Rule 314-1. Please revise to correct the citation to the safe harbor from broker-dealer registration.

Response:

We have amended our reference to the safe harbor broker-dealer registration to Rule 3a4-1.

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The Offering, page 6

3.	We note your statement that “Kokos Group Inc. may at its discretion extend the offering for an additional 60 days or such period as the Company deems reasonable….” Please revise to clearly indicate the duration of any extension of the offering period.

Response:

We have revised our disclosure on page 6 of The Offering to clearly indicate the duration of any extension of the offering period.

Directors, Executive Officers, Promoter and Control Persons, page 22

4.	Please discuss the specific experience, qualifications, attribute or skills that led to the conclusion that Mr. Baterina should serve as a director, as required by Item 401(e)(1) or Regulation S-K.

Response:

We have revised our disclosure on page 22 to discuss the specific experience, qualifications that led to the conclusion that Mr. Baterina should serve as a director.

Certain Relationships and Related Transactions, page 24

5.	Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

Response:

We have revised our disclosure on page 24 to state other than Mr. Baterina there are no other promoters of this offering.

6.	We note that as of August 31, 2016 the company has received $1,675 from Mr. Jeoffrey Baterina. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Response:

We have revised our disclosure in “Certain Relationships and Related Transactions” on page 24 to include the $1,675 received by the company from Mr. Jeoffrey Baterina as per Item 404(d) of Regulation S-K.

Exhibits

Exhibit 5.1 Legality Opinion

7.	Please revise the legality opinion to consent to the firm being named in the prospectus.

Response:

The Legal Opinion letter has been revised to include the consent of the firm being named in the prospectus.

We trust our responses meet with your approval.

Sincerely,

/s/ Jeoffrey C. Baterina

Jeoffrey C. Baterina

President

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